1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒            Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☒
(If  “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE	3Q07 Quarterly Management Report October 25, 2007
CONTACT
Elizabeth Sun / Harrison Hsueh
Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088/ 2086
Topics in This Report
•	Revenue Analysis
•	Capacity
•	Profit & Expense Analysis
•	Financial Condition Review
•	Cash Flow & CapEx
•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in
NT billions except noted otherwise)	3Q07	2Q07	3Q06	QoQ	YoY
EPS (NT$ per common share)	1.15	0.96	1.23	19.2%	(6.6%)
(US$ per ADR unit)	0.17	0.15	0.19

Consolidated Net Sales	88.96	74.92	82.48	18.7%	7.9%
Gross Profit	40.72	32.18	41.13	26.6%	(1.0%)
Gross Margin	45.8%	43.0%	49.9%
Operating Expense	(8.37)	(7.45)	(7.50)	12.4%	11.6%
Operating Income	32.35	24.73	33.63	30.8%	(3.8%)
Non-Operating Items	1.87	3.29	1.03	(43.3%)	80.8%
Net Income	30.37	25.48	32.49	19.2%	(6.5%)
Net Profit Margin	34.1%	34.0%	39.4%

Wafer Shipment (kpcs 8 inch-equiv.)	2,226	1,856	1,890	19.9%	17.8%
Remarks:
The third quarter diluted earnings per share were NT$1.15, representing a decline of 6.6% over the same period last year and a 19.2% increase sequentially. The consolidated operating results of 3Q07 are summarized below:
Third quarter net sales exceeded our guidance provided on July 26 to reach NT$89 billion, an increase of 7.9% over the year ago quarter and an increase of 18.7% sequentially.
Gross profit for the quarter was NT$41 billion with gross margin of 45.8%, or 2.8 percentage points higher than the 43% gross margin reported in the prior quarter.
Operating expenses were NT$8.4 billion or 9.4% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$1.9 billion.
Consolidated net income attributable to shareholders of the parent company was NT$30.4 billion, down 6.5% from a year ago level and up 19.2% from the previous quarter. Net profit margin was 34.1% for 3Q07.

TSMC
October 25, 2007	Page 2
I. Revenue Analysis
   I. Wafer Sales Analysis

By Application	3Q07	2Q07	3Q06
Computer	32%	29%	28%
Communication	42%	44%	45%
Consumer	17%	18%	20%
Industrial/Others	5%	6%	5%
Memory	4%	3%	2%

By Technology	3Q07	2Q07	3Q06
65nm and below	7%	3%	—
90nm	27%	26%	24%
0.11/0.13um	22%	24%	25%
0.15/0.18um	28%	30%	33%
0.25/0.35um	11%	12%	13%
0.50um+	5%	5%	5%

By Customer Type	3Q07	2Q07	3Q06
Fabless/System	66%	68%	71%
IDM	34%	32%	29%

By Geography	3Q07	2Q07	3Q06
North America	74%	74%	78%
Asia Pacific	13%	13%	10%
Europe	10%	9%	8%
Japan	3%	4%	4%
Revenue Analysis:
Due to stronger than expected demand across our three major market segments (communication, computer, and consumer), third quarter revenue exceeded our guidance provided on July 26 to reach NT$89 billion.
Businesses from all three major market segments had double-digit quarter-over-quarter growth in the third quarter. On a sequential basis, revenues from computer, consumer and communication applications increased by 29%, 15% and 12%, respectively.
Revenue from 65nm more than doubled during the quarter to account for 7% of total wafer sales, while revenue from 90nm accounted for 27% of total wafer sales. Revenues from advanced technologies (0.13-micron and below) accounted for 56% of total wafer sales, up three percentage points from the second quarter of 2007.
Revenues from IDM customers accounted for 34% of total wafer sales during the quarter, compared to 32% in the previous quarter.
From a geographic perspective, revenues from North America accounted for 74% of total wafer sales, flat from the previous quarter. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 13%, 10% and 3% of wafer sales, respectively.

TSMC
October 25, 2007	Page 3
II. Capacity
II. Capacity

	1Q07	2Q07	3Q07	4Q07	2007
Fab / (Wafer size)	(A)	(A)	(A)	(F)	(F)
Fab-2 (6")[1]	257	257	273	273	1,060
Fab-3 (8")	259	262	267	269	1,057
Fab-5 (8")	144	155	163	166	627
Fab-6 (8")	245	255	274	279	1,053
Fab-8 (8")	239	239	260	265	1,004
Fab-12 (12")[2]	169	180	198	212	759
Fab-14 (12")[2]	103	113	154	176	546
WaferTech (8")	104	105	106	106	419
TSMC (Shanghai) (8")	90	94	99	92	375
TSMC total capacity (8" equiv. Kpcs)	1,836	1,913	2,113	2,202	8,064
SSMC (8")	53	55	56	61	226
Total managed capacity (8" equiv. Kpcs)	1,890	1,967	2,169	2,263	8,290

Note:	1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

	2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 2,169K 8-inch equivalent wafers in 3Q07, 10% higher than 2Q07. TSMC managed capacity in 4Q07 is expected to increase by 4% sequentially to reach 2,263K 8-inch equivalent wafers.
Total managed capacity for 2007 is expected to reach 8,290K 8-inch equivalent wafers, down slightly from the forecast provided in the previous quarter. On a full year basis, 2007 capacity is expected to increase by 17% from 7,062K 8-inch equivalent wafers in 2006.
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(In NT billions)	3Q07	2Q07	3Q06
COGS	48.2	42.7	41.3
Depreciation	18.2	17.9	16.8
Other MFG Cost	30.0	24.8	24.5

Gross Profit	40.7	32.2	41.1

Gross Margin	45.8%	43.0%	49.9%
Gross Profit Analysis:
Gross margin for the third quarter 2007 was 45.8%, up from 43% in the previous quarter. Third quarter gross margin improved by 2.8 percentage points primarily due to increased wafer shipment and a higher level of capacity utilization, offset in part by a decline in pure price.

TSMC
October 25, 2007	Page 4
     III — 2. Operating Expenses *

(In NT billions)	3Q07	2Q07	3Q06
Total Operating Exp.	8.37	7.45	7.50
SG&A	3.68	3.15	3.19
Research & Development	4.69	4.30	4.31

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Operating Expenses:
Total operating expenses for 3Q07 were NT$8.4 billion, compared to NT$7.4 billion in the prior quarter. Total operating expenses represented 9.4% of net sales, down slightly from 10% in the second quarter of 2007.
Research and development expenditures increased by NT$390 million quarter-over-quarter, largely due to increased R&D spending on 65nm and 55nm related projects.
SG&A expenses were NT$3.7 billion for the quarter, an increase of NT$535 million quarter-over-quarter, mainly due to higher legal fees.
     III — 3. Non-Operating Items

(In NT millions)	3Q07	2Q07	3Q06
Non-Operating Income/(Exp.)	1,083	2,802	322
Net Interest Income/(Exp.)	1,097	1,338	923
Other Non-Operating	(14)	1,464	(601)

L-T Investments	782	488	709
SSMC	405	233	403
Others	377	255	306

Total Non-Operating Items	1,865	3,290	1,031
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$1.9 billion for third quarter of 2007.
Non operating income was NT$1.1 billion, down from NT$2.8 billion in the previous quarter, primarily due to an accrual of litigation loss related to the TSMC-UniRAM case, lawsuit settlement received from SMIC in the previous quarter, and a reduction in mark-to-market adjustment on certain marketable securities.
Net investment income increased by NT$294 million in the quarter, reflecting improved operating performance at SSMC and increased ownership percentage in Vanguard.

TSMC
October 25, 2007	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	3Q07	2Q07	3Q06
Cash & Marketable Securities	176.4	233.1	164.1
Accounts Receivable — Trade	42.4	37.1	37.7
Inventory	24.5	24.0	20.3
Total Current Assets	250.1	304.6	228.3
Accounts Payable	24.2	28.2	26.2
Current Portion of Bonds Payable	4.5	4.5	2.5
Accrued Cash Dividend & Profit Sharing	0.0	82.1	0.0
Accrued Liabilities and Others	22.2	17.6	16.9
Total Current Liabilities	50.9	132.4	45.6
Current Ratio (x)	4.9	2.3	5.0
Net Working Capital	199.2	172.2	182.7
Liquidity Analysis:
Total cash and marketable securities decreased by NT$57 billion in the third quarter of 2007, as we paid NT$77 billion in cash dividends during the quarter. As a result, TSMC ended the quarter with NT$250 billion in total current assets, compared to NT$305 billion at the end of the previous quarter.
Mainly due to the payment of cash dividends accrued in the previous quarter, total current liabilities decreased by NT$82 billion in third quarter 2007.
Net working capital stood at NT$199 billion at the end of the quarter, with a current ratio of 4.9.
     IV — 2. Receivable/Inventory Days

	3Q07	2Q07	3Q06
Days of Receivable	42	44	43
Days of Inventory	48	52	48
Receivable/Inventory Days Trend:
Days of receivable were 42 days in 3Q07, down from 44 days in the previous quarter.
Days of inventory declined by 4 days to reach 48 days.
     IV — 3. Debt Service

(In NT billions)	3Q07	2Q07	3Q06
Cash & Marketable Securities	176.4	233.1	164.1
Interest-Bearing Debt	26.7	26.3	27.6
Net Cash Reserves	149.7	206.8	136.5
Debt Service:
As a result of the cash dividends paid and free cash flows generated during the quarter, net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — decreased by NT$57 billion to reach NT$150 billion in 3Q07.

TSMC
October 25, 2007	Page 6
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(In NT billions)	3Q07	2Q07	3Q06
Net Income	30.4	25.5	32.5
Depreciation & Amortization	19.9	19.6	18.4
Other Op Sources/(Uses)	0.8	(10.4)	1.8
Total Op Sources/(Uses)	51.1	34.7	52.7

Capital Expenditure	(24.9)	(25.3)	(28.3)
Marketable Financial Instruments	(2.8)	15.8	(8.6)
Other Investing Sources/(Uses)	(6.8)	(0.7)	(0.1)
Net Investing Sources/(Uses)	(34.5)	(10.2)	(37.0)

Cash Dividends	(77.4)	0.0	(61.7)
Employee Profit Sharing	(4.6)	0.0	(3.2)
Other Financing Sources/(Uses)	(0.0)	(0.5)	0.2
Net Financing Sources/(Uses)	(82.0)	(0.5)	(64.7)

Net Cash Position Changes	(65.4)	24.0	(49.0)

Exchange Rate Changes & Others	0.3	(0.9)	0.5

Ending Cash Balance	98.3	163.4	92.9
Summary of Cash Flow:
Cash generated from operating activities totaled NT$51 billion during the quarter, up from NT$35 billion in the second quarter 2007.
TSMC spent NT$25 billion in capital expenditures in 3Q07, bringing total capital expenditures to US$1.9 billion on a year-to-date basis. TSMC also invested an additional NT$5 billion in Vanguard International Semiconductor Corporation during the quarter.
Net cash used in financing activities was NT$82 billion during the quarter, as we paid NT$77 billion in cash dividends and NT$5 billion in cash bonuses to employees.
As a result, TSMC ended the quarter with a cash balance of NT$98 billion.
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$51 billion. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$26 billion in 3Q07.
     V — 3. Capital Expenditures

(In US millions)	3Q07	2Q07	1Q07	YTD
TSMC	732	747	419	1,898
XinTec and GUC	15	13	3	31
TSMC Shanghai & WaferTech	8	4	2	14
Other TSMC Subsidiaries	1	2	0	3
Total TSMC	756	766	424	1,946
Capital Expenditures:
Capital expenditures for TSMC consolidated group totaled US$756 million during the quarter.
For year 2007, total capital expenditures for TSMC consolidated group will be at the low end of our previous guidance to be around US$2.6 billion, which includes the US$82 million acquisition of eight-inch equipment that we announced recently.

TSMC
October 25, 2007	Page 7
VI. Recap of Recent Important Events & Announcements

●	TSMC Signs Contract with Atmel to Purchase Eight-inch Wafer Fabrication Equipment (2007/10/09)

●	TSMC Joins SOI Industry Consortium (2007/10/08)

●	U.S. District Court Issues Verdict on TSMC-UniRAM Case (2007/09/26)

●	California Court Issues Order on TSMC Motion for Preliminary Injunction Against SMIC (2007/09/14)

●	TSMC Increases Stake in Vanguard (2007/08/27)

●	TSMC Starts Production of 0.13-micron Embedded Flash Process (2007/08/21)

●	Microsoft Embraces TSMC 90nm Embedded DRAM Process for Xbox 360 (2007/08/15)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	September 30, 2007 (unaudited)			June 30, 2007 (audited)		September 30, 2006 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$3,010	$98,328	16.8	$163,391	25.6	$92,903	16.5	$(65,063)	-39.8	$5,425	5.8
Investments in Marketable Financial Instruments	2,390	78,064	13.3	69,685	10.9	71,192	12.6	8,379	12.0	6,872	9.7
Accounts Receivable — Trade	1,297	42,357	7.2	37,054	5.8	37,726	6.7	5,303	14.3	4,631	12.3
Inventories, Net	751	24,532	4.2	24,045	3.8	20,338	3.6	487	2.0	4,194	20.6
Other Current Assets	207	6,775	1.2	10,464	1.7	6,149	1.1	(3,689)	-35.3	626	10.1

Total Current Assets	7,655	250,056	42.7	304,639	47.8	228,308	40.5	(54,583)	-17.9	21,748	9.5

Long-Term Investments	1,408	45,991	7.8	45,153	7.1	51,060	9.1	838	1.9	(5,069)	-9.9

Property, Plant and Equipment	24,087	786,850	134.2	767,100	120.3	706,191	125.4	19,750	2.6	80,659	11.4
Less: Accumulated Depreciation	(15,968)	(521,614)	-89.0	(502,495)	-78.8	(445,525)	-79.1	(19,119)	3.8	(76,089)	17.1

Property, Plant and Equipment, Net	8,119	265,236	45.2	264,605	41.5	260,666	46.3	631	0.2	4,570	1.8

Other Assets	769	25,124	4.3	23,037	3.6	23,314	4.1	2,087	9.1	1,810	7.8

Total Assets	$17,951	$586,407	100.0	$637,434	100.0	$563,348	100.0	$(51,027)	-8.0	$23,059	4.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$3	$98	—	$99	—	$—	—	($1)	-0.7	$98	—
Accounts Payables (2)	382	12,492	2.1	11,064	1.8	10,587	1.9	1,428	12.9	1,905	18.0
Payables to Contractors and Equipment Suppliers (2)	360	11,745	2.0	17,103	2.7	15,589	2.8	(5,358)	-31.3	(3,844)	-24.7
Accrued Expenses and Other Current Liabilities	667	21,776	3.8	99,365	15.5	16,885	3.0	(77,589)	-78.1	4,891	29.0
Current Portion of Bonds Payable and Long-Term liabilities	146	4,782	0.8	4,782	0.8	2,505	0.4	—	0.0	2,277	90.9

Total Current Liabilities	1,558	50,893	8.7	132,413	20.8	45,566	8.1	(81,520)	-61.6	5,327	11.7

Bonds Payable	383	12,500	2.1	12,500	2.0	17,000	3.0	—	0.0	(4,500)	-26.5
Other Long-Term Liabilities	563	18,395	3.1	18,649	2.9	18,919	3.4	(254)	-1.4	(524)	-2.8

Total Liabilities	2,504	81,788	13.9	163,562	25.7	81,485	14.5	(81,774)	-50.0	303	0.4

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,090	264,262	45.1	264,235	41.5	258,258	45.8	27	—	6,004	2.3
Capital Surplus	1,644	53,713	9.2	53,726	8.4	53,858	9.6	(13)	—	(145)	-0.3
Retained Earnings	5,644	184,380	31.4	154,010	24.2	169,213	30.0	30,370	19.7	15,167	9.0
Treasury Stock	(28)	(918)	-0.2	(918)	-0.1	(918)	-0.2	—	0.0	—	—
Others	(5)	(162)	0.0	(167)	-0.1	725	0.2	5	-2.5	(887)	-122.3

Total Equity Attributable to Shareholders of the Parent	15,345	501,275	85.5	470,886	73.9	481,136	85.4	30,389	6.5	20,139	4.2
Minority Interest	102	3,344	0.6	2,986	0.4	727	0.1	358	12.0	2,617	359.7

Total Shareholders’ Equity	15,447	504,619	86.1	473,872	74.3	481,863	85.5	30,747	6.5	22,756	4.7

Total Liabilities & Shareholders’ Equity	$17,951	$586,407	100.0	$637,434	100.0	$563,348	100.0	$(51,027)	-8.0	$23,059	4.1

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.667 as of September 30, 2007.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended September 30, 2007, June 30, 2007, and September 30, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q3 2007			Q2 2007		Q3 2006		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount		%
Net Sales	$2,700	$88,955	100.0	$74,918	100.0	$82,476	100.0	$14,037	18.7		$6,479	7.9
Cost of Sales	(1,464)	(48,231)	-54.2	(42,738)	-57.0	(41,344)	-50.1	(5,493)	12.9		(6,887)	16.7

Gross Profit	1,236	40,724	45.8	32,180	43.0	41,132	49.9	8,544	26.6		(408)	-1.0

Operating Expenses
Research and Development Expenses (4)	(142)	(4,691)	-5.3	(4,301)	-5.7	(4,309)	-5.2	(390)	9.1		(382)	8.9
General and Administrative Expenses (4)	(87)	(2,872)	-3.2	(2,151)	-2.9	(2,346)	-2.8	(721)	33.5		(526)	22.4
Sales and Marketing Expenses (4)	(25)	(808)	-0.9	(994)	-1.4	(845)	-1.1	186	-18.6		37	-4.3

Total Operating Expenses	(254)	(8,371)	-9.4	(7,446)	-10.0	(7,500)	-9.1	(925)	12.4		(871)	11.6

Income from Operations	982	32,353	36.4	24,734	33.0	33,632	40.8	7,619	30.8		(1,279)	-3.8

Non-Operating Income, Net	33	1,083	1.2	2,802	3.7	322	0.3	(1,719)	-61.3		761	236.1
Investment Gains	24	782	0.9	488	0.7	709	0.9	294	60.1		73	10.3

Income before Income Tax	1,039	34,218	38.5	28,024	37.4	34,663	42.0	6,194	22.1		(445)	-1.3

Income Tax (Expenses) Benefits	(109)	(3,600)	-4.1	(2,394)	-3.2	(2,144)	-2.6	(1,206)	50.4		(1,456)	67.9

Net Income	930	30,618	34.4	25,630	34.2	32,519	39.4	4,988	19.5		(1,901)	-5.8

Minority Interest	(8)	(248)	-0.3	(146)	-0.2	(30)	0.0	(102)	69.5		(218)	738.0

Net Income Attributable to Shareholders of the Parent	922	30,370	34.1	25,484	34.0	32,489	39.4	4,886	19.2		(2,119)	-6.5

Earnings per Share — Diluted	$0.03	$1.15		$0.96		$1.23		$0.19	19.2	-$	0.08	-6.6

Earnings per ADR — Diluted (2)	$0.17	$5.75		$4.82		$6.15		$0.93	19.2	-$	0.40	-6.6

Weighted Average Outstanding Shares — Diluted (‘M)(3)		26,410		26,409		26,395

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.948 for the third quarter of 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,395M shares for 3Q06 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Nine Months End September 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For The Nine Months Ended September 30
	2007			2006		YoY
	USD	NTD	%	NTD	%	Amount		%
Net Sales	$6,934	$228,771	100.0	$242,444	100.0		$(13,673)	-5.6
Cost of Sales	(3,978)	(131,256)	-57.4	(121,087)	-49.9		(10,169)	8.4

Gross Profit	2,956	97,515	42.6	121,357	50.1		(23,842)	-19.6

Operating Expenses
Research and Development Expenses (4)	(392)	(12,934)	-5.7	(12,245)	-5.1		(689)	5.6
General and Administrative Expenses (4)	(210)	(6,926)	-3.0	(6,297)	-2.6		(629)	10.0
Sales and Marketing Expenses	(81)	(2,691)	-1.1	(2,958)	-1.2		267	-9.0

Total Operating Expenses	(683)	(22,551)	-9.8	(21,500)	-8.9		(1,051)	4.9

Income from Operations	2,273	74,964	32.8	99,857	41.2		(24,893)	-24.9

Non-Operating Income, Net	173	5,715	2.5	2,038	0.8		3,677	180.4
Investment Gains	49	1,631	0.7	1,959	0.8		(328)	-16.7

Income before Income Tax	2,495	82,310	36.0	103,854	42.8		(21,544)	-20.7

Income Tax (Expenses) Benefits	(215)	(7,102)	-3.1	(6,280)	-2.6		(822)	13.1

Net Income before Cumulative Effect of Changes in Accounting Principles	2,280	75,208	32.9	97,574	40.2		(22,366)	-22.9

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	0	0	0.0	1,607	0.7		(1,607)	-100.0

Net Income	2,280	75,208	32.9	99,181	40.9		(23,973)	-24.2
Minority Interest	(16)	(516)	-0.2	(83)	0.0		(433)	523.2

Net Income Attributable to Shareholders of the Parent	2,264	74,692	32.7	99,098	40.9		(24,406)	-24.6

Earnings per Share — Diluted	$0.09	$2.83		$3.75		-$	0.93	-24.7

Earnings per ADR — Diluted (2)	$0.43	$14.14		$18.77		-$	4.63	-24.7

Weighted Average Outstanding Shares — Diluted (‘M) (3)		26,410		26,395

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.993 for nine months ended September 30, 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,395M shares for the nine months ended September 30, 2006 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows

For the Nine Months Ended September 30, 2007 and for the Three Months Ended September 30, 2007, June 30, 2007, and September 30, 2006

(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Nine Months 2007		3Q 2007	2Q 2007	3Q 2006
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,264	$74,692	$30,369	$25,484	$32,489
Net Income Attributable to Minority Interest	16	516	248	146	30
Depreciation & Amortization	1,810	59,724	19,857	19,616	18,411
Deferred Income Tax	2	67	668	371	(136)
Equity in Earnings of Equity Method Investees, Net	(49)	(1,631)	(782)	(488)	(709)
Changes in Working Capital & Others	(284)	(9,361)	758	(10,384)	2,593

Net Cash Provided by Operating Activities	3,759	124,007	51,118	34,745	52,678

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(1,669)	(55,072)	(25,042)	(14,234)	(27,054)
Investments Accounted for Using Equity Method	(176)	(5,810)	(5,810)	—	(132)
Property, Plant and Equipment	(1,946)	(64,220)	(24,917)	(25,345)	(28,256)
Financial Assets Carried at Cost	(25)	(808)	(378)	(218)	(205)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	2,169	71,554	22,282	30,013	18,486
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	1	26	15	10	217
Financial Assets Carried at Cost	8	269	255	—	105
Others	(121)	(3,967)	(866)	(383)	(147)

Net Cash Used In Investing Activities	(1,759)	(58,028)	(34,461)	(10,157)	(36,986)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	(38)	(1,253)	(447)	(418)	327
Proceeds from Exercise of Stock Options	12	402	105	175	97
Bonus Paid to Directors and Supervisors	(9)	(286)	—	(286)	—
Repayment of Long-Term Bonds Payable	(76)	(2,500)	—	—	—
Cash Dividends Paid for Common Stock	(2,345)	(77,387)	(77,387)	—	(61,743)
Cash Bonus Paid to Employees	(139)	(4,573)	(4,573)	—	(3,432)
Others	9	296	322	2	13

Net Cash Provided by (Used in) Financing Activities	(2,586)	(85,301)	(81,980)	(527)	(64,738)

Net Increase in Cash and Cash Equivalents	(586)	(19,322)	(65,323)	24,061	(49,046)

Effect of Exchange Rate Changes and Others	(6)	(187)	260	(944)	497

Cash and Cash Equivalents at Beginning of Period	3,572	117,837	163,391	140,274	141,452

Cash and Cash Equivalents at End of Period	$2,980	$98,328	$98,328	$163,391	$92,903

Note: (1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.993 for the nine months ended September 30, 2007.

TSMC
Agenda
Safe Harbor Notice
3Q07 Result Highlights
Income Statements
Balance Sheets & Key Indices
Cash Flows
Installed Capacity
Capital Expenditures
Sales Breakdown by Technology
Sales Breakdown by Application
Sales Breakdown by Geography
Sales Breakdown by Customer
4Q07 Guidance
Recap of Recent Major Events
http://www.tsmc.com
SIGNATURES

Proprietary

TSMC

2007 Third Quarter Results
Investor Conference

October 25, 2007

© 2007 TSMC, Ltd

The Proven Path to Success℠

TSMC 2007 Third Quarter Results Investor Conference October 25, 2007

Proprietary

Agenda

- Welcome
- 2007 3Q Consolidated Financial Results
- Q&A

P. 2
©2007 TSMC, Ltd
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Agenda Welcome 2007 3Q Consolidated Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2007, TSMC's registration statement on Form F-3, filed with the SEC on May 8, 2007, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

tsmc
Proprietary

3Q07 Result Highlights

(In NT billions)	3Q07	2Q07	3Q06
Net Sales	**88.96**	**74.92**	**82.48**
Net Income (1)	**30.37**	**25.48**	**32.49**
EPS - Diluted (NT$)	**1.15**	**0.96**	**1.23**
Total Assets	**586.41**	**637.43**	**563.35**
Total Liabilities	**81.79**	**163.56**	**81.49**
Total Shareholders' Equity	**504.62**	**473.87**	**481.86**
Shipment (Kpcs, 8"-equiv. Wafer)	**2,226**	**1,856**	**1,890**
ROE (%) (2)	**25.0%**	**20.4%**	**28.0%**

P. 4
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Net Income attributable to shareholders of the parent company Annualized ROE for the quarter based on average equity attributable to shareholders of the parent 3Q07 Result Highlights

Income Statements

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(In NT billions except otherwise noted)	3Q07	2Q07	3Q06	QoQ	YoY
Net Sales	88.96	74.92	82.48	18.7%	7.9%
COGS	(48.24)	(42.74)	(41.35)	12.9%	16.7%
Gross Profit	40.72	32.18	41.13	26.6%	-1.0%
Gross Margin	*45.8%*	*43.0%*	*49.9%*		
Operating Expense	(8.37)	(7.45)	(7.50)	12.4%	11.6%
Operating Income	32.35	24.73	33.63	30.8%	-3.8%
Operating Margin	*36.4%*	*33.0%*	*40.8%*		
Non-operating Income/(Expense)	1.87	3.29	1.03	-43.3%	80.8%
Income before Tax	34.22	28.02	34.66	22.1%	-1.3%
Income Tax Benefit/(Expense)	(3.60)	(2.39)	(2.14)	50.4%	67.9%
Minority Interest	(0.25)	(0.15)	(0.03)		
Net Income(1)	30.37	25.48	32.49	19.2%	-6.5%
Net Margin	*34.1%*	*34.0%*	*39.4%*		
Diluted EPS (NT dollar)	1.15	0.96	1.23	19.2%	-6.6%

P. 5
© 2007 TSMC, Ltd
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Income Statements Net Income attributable to shareholders of the parent company

Balance Sheets & Key Indices

Selected Items from Balance Sheets (In NT billions)	3Q07 Amount	3Q07 %	2Q07 Amount	2Q07 %	3Q06 Amount	3Q06 %
Cash & Marketable Securities	176.4	30.1%	233.1	36.5%	164.1	29.1%
Accounts Receivable - Trade	42.4	7.2%	37.1	5.8%	37.7	6.7%
Inventory	24.5	4.2%	24.0	3.8%	20.3	3.6%
Current Assets	**250.1**	**42.7%**	**304.6**	**47.8%**	**228.3**	**40.5%**
Long-Term Investment	**46.0**	**7.8%**	**45.2**	**7.1%**	**51.1**	**9.1%**
Net PP&E	**265.2**	**45.2%**	**264.6**	**41.5%**	**260.7**	**46.3%**
Total Assets	**586.4**	**100.0%**	**637.4**	**100.0%**	**563.3**	**100.0%**
Accounts Payable	24.2	4.1%	28.2	4.5%	26.2	4.6%
Current Portion of Bonds Payable	4.5	0.8%	4.5	0.7%	2.5	0.4%
Accrued Cash Dividend & Profit Sharing	0.0	0.0%	82.1	12.9%	0.0	0.0%
Accrued Liabilities and Others	22.2	3.8%	17.6	2.7%	16.9	3.0%
Current Liabilities	**50.9**	**8.7%**	**132.4**	**20.8%**	**45.6**	**8.1%**
Long-Term Interest-bearing Debt	**21.8**	**3.7%**	**21.4**	**3.4%**	**25.1**	**4.5%**
Total Liabilities	**81.8**	**13.9%**	**163.6**	**25.7%**	**81.5**	**14.5%**
Total Shareholders' Equity	**504.6**	**86.1%**	**473.9**	**74.3%**	**481.9**	**85.5%**

Key Indices	3Q07	2Q07	3Q06
A/R Turnover Days	42	44	43
Inventory Turnover Days	48	52	48
Current Ratio (x)	4.9	2.3	5.0
Net Working Capital	199.2	172.2	182.7

P. 6 ©2007 TSMC, Ltd

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tsmc Proprietary

Balance Sheets & Key Indices

Cash Flows

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity tsmc
Proprietary

Capital Expenditures

➢ 2007 CapEx to be around US$2.6 billion

* YTD CapEx was based on the weighted average exchange rate of NT$32.993 per US dollar.

P. 9
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Capital Expenditures 2007 CapEx to be around US$2.6 billion

Proprietary

Sales Breakdown by Technology

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
65nm
100%
75%
50%
25%
0%
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
17
32
32
14
5
20
29
32
14
5
24
25
32
14
5
24
25
33
13
5
22
25
33
14
5
22
26
30
15
6
3
26
24
30
12
5
7
27
22
28
11
5

P. 10 ©2007 TSMC, Ltd

The Proven Path to Success SM

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
32
41
21
1
5
37
39
18
1
5
30
44
20
1
5
28
45
20
2
5
32
42
16
3
7
30
42
17
4
7
29
44
18
3
6
32
42
17
5
4

P. 11 ©2007 TSMC, Ltd

The Proven Path to Success℠

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4
8
11
77
4
7
11
78
4
9
10
77
4
8
10
78
4
7
11
78
5
7
11
77
4
9
13
74
3
10
13
74

P. 12 ©2007 TSMC, Ltd

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Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Proprietary

Fabless/System
IDM
100%
75%
50%
25%
0%
28
26
28
29
35
35
32
34
72
74
72
71
65
65
68
66
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

P. 13
©2007 TSMC, Ltd
The Proven Path to Success℠

Sales Breakdown by Customer

4Q07 Guidance

Proprietary

P. 14 ©2007 TSMC, Ltd

The Proven Path to Success[SM]

4Q07 Guidance Revenue is expected to be between NT$92 billion and NT$94 billion Gross profit margin is expected to be between 46% and 48% Operating profit margin is expected to be between 37% and 39%

Recap of Recent Major Events TSMC Signs Contract with Atmel to Purchase Eight-inch Wafer Fabrication Equipment (2007/10/09) TSMC Joins SOI Industry Consortium (2007/10/08) U.S. District Court Issues Verdict on TSMC-UniRAM Case (2007/09/26) California Court Issues Order on TSMC Motion for Preliminary Injunction Against SMIC (2007/09/14) TSMC Increases Stake in Vanguard (2007/08/27) TSMC Starts Production of 0.13-micron Embedded Flash Process (2007/08/21) Microsoft Embraces TSMC 90nm Embedded DRAM Process for Xbox 360 (2007/08/15) * Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements.

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invest@tsmc.com

© 2007 TSMC, Ltd

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2007	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer